SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of October 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



          RYANAIR ANNOUNCES PASSENGER GROWTH OF 49% FOR SEPTEMBER 2003


The following are Ryanair's passenger and internet statistics for September
2003.

                             September       September        Rolling 12 months
                                  2002         2003         ended 30th September
                                                               2003

    Passengers  1             1,355,423     2,024,572           19,232,788

    Load Factor 2                   89%           85%                 82%

    Internet Sales                  92%           94%                 93%
    Percentage  3


 1. Represents the number of earned seats flown by Ryanair. Earned seats include seats that are flown whether or not the passenger turns up because Ryanair is a no-refund airline, and once a flight has departed a no-show customer is not entitled to change flights or seek a refund.

 2. Represents the number of passengers as a proportion of the number of seats available for passengers.

 3. Represents the number of initial seat sales sold via the Ryanair internet site as a percentage of total initial seat sales. Initial seat sales exclude changed and amended seat sales.

ENDS   2nd October 2003


For further information please contact:

Paul Fitzsimmons, Ryanair: +353 1 8121228

Mark Leech, Murray Consultants: +353 1 4980300


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  02 October 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director